UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 1-32754

BAYTEX ENERGY CORP.

(Exact name of registrant as specified in its charter)

2800, 520 – 3rd AVENUE S.W.

CALGARY, ALBERTA, CANADA

T2P 0R3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Merger Agreement

On February 27, 2023, Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (“Parent”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 27, 2023, by and between Ranger Oil Corporation (the “Company”), a Virginia corporation, and Parent. The transactions contemplated by the Merger Agreement are referred hereto as the “Transactions.” The Merger Agreement is more fully described in the Report on Form 6-K of Parent filed February 28, 2023 and is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Investor and Registration Rights Agreement

In connection with the Merger Agreement, Parent, JSTX Holdings, LLC (“JSTX”), and Rocky Creek Resources, LLC (“Rocky Creek” and, together with JSTX, the “Shareholders”) entered into that certain Investor and Registration Rights Agreement, dated as of February 27, 2023 (the “IRRA”). The IRRA provides for, among other things, registration rights with respect to Parent’s common shares issued to the Shareholders in the Company Merger (as defined in the Merger Agreement), certain governance matters, restrictions on transfer of such shares and certain other matters set forth therein.

Support Agreement

In consideration of Parent entering into the Merger Agreement, Parent and the Shareholders entered into that certain Support Agreement, dated as of February 27, 2023 (the “Support Agreement”). Pursuant to the Support Agreement, the Shareholders have agreed, subject to the terms and conditions of the Support Agreement, to vote in favor of the Company Merger and the other Transactions.

The foregoing descriptions of the IRRA and the Support Agreement (and, collectively with the Merger Agreement, the “Transaction Documents”) do not purport to be complete and are qualified in their entirety by reference to the full text of the IRRA and the Support Agreement, which are attached hereto as Exhibit 99.2, and Exhibit 99.3, respectively, and are incorporated herein by reference.

The Transaction Documents have been attached as exhibits to this report to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual information about the Company or Parent, or to modify or supplement any factual disclosures about the Company or Parent in public reports filed with the Securities and Exchange Commission (the “SEC”). The Transaction Documents include representations, warranties and covenants of the Company and Parent made solely for the purposes of Transaction Documents and for the benefit of the parties thereto, and may be subject to important qualifications and limitations agreed to by the Company and Parent in connection with the negotiated terms of the Transaction Documents. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain confidential disclosures between the parties and a contractual standard of materiality different from that generally applicable to the Company’s or Parent’s SEC filings. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

No Offer or Solicitation

This communication relates to the Transactions. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

In connection with the Transactions, Parent intends on mailing to its shareholders a management information circular and other relevant documents as of the record date established for voting on the Parent shares to be issued pursuant to the Transactions, which will contain important information about the Transactions and related matters. Shareholders of Parent are advised to read, when available, the management information circular in connection with Parent’s solicitation of proxies for the meeting of Parents shareholders to approve the Transactions. When finalized, the management information circular will be mailed to Parent shareholders as of a record date to be established for voting on the Transactions. Parent shareholders will also be able to obtain copies of the management information circular on Parent’s SEDAR profile (www.sedar.com).

Important Additional Information

In connection with the Transactions, Parent intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) to register Parent securities to be issued in connection with the Transactions (including a proxy statement/prospectus). Parent and the Company also plan to file other documents with the SEC regarding the Transactions. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Parent or the Company may file with the SEC in connection with the Transactions. U.S. INVESTORS AND U.S. HOLDERS OF PARENT AND THE COMPANY SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, THE COMPANY AND THE TRANSACTIONS. Shareholders will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and other documents containing important information about Parent and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Parent and the Company without charge.

Participants in the Solicitation

The Company, Parent and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders and the solicitation of proxies from Parent’s shareholders, in each case with respect to the Transactions. Information about the Company’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting filed with the SEC on April 1, 2022, and in the proxy statement/prospectus (when available). Information about Parent’s directors and executive officers is available will be available in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transactions when they become available. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Forward-Looking Statements and Cautionary Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, included in this Report on Form 6-K that address activities, events or developments that Parent or the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transactions, Parent’s and the Company’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities, competitive position, development plans and anticipated future performance. Information adjusted for the Transactions should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Report on Form 6-K.

These include the possibility that shareholders of Parent may not approve the issuance of new Parent common shares in the Transactions or that shareholders of the Company may not approve the Transactions; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the parties do not receive regulatory approval of the Transactions; the risk that Parent is unable to obtain approval to list on the New York Stock Exchange and/or the Toronto Stock Exchange the shares to be issued in the Company Merger; the risk that changes in Parent’s capital structure and governance could have adverse effects on the market value of its securities; the ability of Parent and the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on Parent’s and the Company’s operating results and business generally; the risk the Transactions could distract management from ongoing business operations or cause the Company and/or Parent to incur substantial costs; the risk that Parent may be unable to reduce expenses or access financing or liquidity; the risk that Parent does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; ability to execute its business plan in volatile commodity price environments, the combined company’s ability to develop, explore for, acquire and replace oil and gas reserves and sustain production, contract for drilling rigs, frac crews, materials, supplies and services at reasonable costs and realize anticipated synergies in the timeframe expected or at all; and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond Parent’s or the Company’s control, including those detailed in the Parent’s Annual Information Form, Annual Report on Form 40-F and Management’s Discussion and Analysis for the year ended December 31, 2022, filed with Canadian securities regulatory authorities and the SEC on February 23, 2023 and in our other public filings. All forward-looking statements are based on assumptions that Parent and the Company believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither Parent nor the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

EXHIBIT INDEX

Exhibit No.	Document
99.1	Agreement and Plan of Merger, dated February 27, 2023, by and between Baytex Energy Corp. and Ranger Oil Corporation (filed as Exhibit 2.1 to Ranger Oil Corporation’s Current Report on Form 8-K (File No. 001-13283) filed on February 28, 2023, incorporated by reference herein).
99.2	Investor and Registration Rights Agreement, dated February 27, 2023, by and among Rocky Creek Resources, LLC, JSTX Holdings, LLC, and Baytex Energy Corp.
99.3	Support Agreement, dated February 27, 2023, by and among Baytex Energy Corp., JSTX Holdings, LLC, and Rocky Creek Resources, LLC.
99.4	Material Change Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

/s/ Chad L. Kalmakoff
Name: Chad L. Kalmakoff
Title: Chief Financial Officer

Dated: March 1, 2023